VIA EDGAR

March 15, 2022

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, D.C. 20549

Attn: Erin Jaskot

Re: Genius Group Ltd.

Amendment No. 7 to Registration Statement on Form F-1

Filed February 25, 2022

File No. 333-257700

Dear Ms. Jaskot,

Genius Group Ltd (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 14, 2022, regarding the Registration Statement on Form F-1 filed with the Commission on February 25, 2022.

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For the Staff’s convenience, we have repeated below the Staff’s comments in italics and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 8 (“Amendment No. 8”) to the Registration Statement on Form F-1, which is being filed with the Commission contemporaneously with the submission of this letter. Caption and page references herein correspond to those set forth in Amendment No. 8.

Amendment No. 7 to Registration Statement on Form F-1 Filed February 25, 2022 Prospectus Summary, page 9

1. We note that you have updated the graphic located at the beginning of the prospectus but the graphic on page 9 was not revised. As previously requested, please revise your graphics reflecting "Our Revenue Growth" and "Our Financial Growth" to include disclosure of the Pre-IPO Group's actual revenues, EBITDA, total assets and shareholders’ equity as of and for the period ended 2020 and the first half of 2021. Also, it appears that the column reflecting total assets and shareholders' equity for eight companies (pro forma) should be labeled 2021 H1 rather than 2020 H1. Please advise or revise.

Response: As noted by the Staff, the graphic for "Our Revenue Growth" and "Our Financial Growth” was correctly modified in the inside cover of the prospectus included in Amendment No. 7 to reflect the Pre-IPO Group's actual revenues, EBITDA, total assets and shareholders’ equity as of and for the period ended 2020 and the first half of 2021. The column reflecting total assets and shareholders' equity for eight companies (pro forma) was also correctly labeled 2021 H1 rather than 2020 H1.

The same graphic for "Our Revenue Growth" and "Our Financial Growth” has now been corrected so that the graphic on page 9 of Amendment No. 8 matches the graphic for "Our Revenue Growth" and "Our Financial Growth” in the inside cover.

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Capitalization, page 65

2. Refer to comment 10 of our letter dated September 28, 2021 and your response in your correspondence dated October 20, 2021. You responded that when the number of ordinary shares and pricing of the shares in this offering are determined, then the pro forma as adjusted column in the Capitalization section will match the combined totals in the pro forma balance sheet. However, the amount of your cash and cash equivalents in the pro forma as adjusted column of your capitalization table still does not agree to the amount in your pro forma balance sheet on page 73. Please reconcile and revise these disclosures.

Response: We have amended the table in the Capitalization section on page 65 of Amendment No. 8 to correct the amount of “Cash and cash equivalents” under the column “Pro forma As Adjusted” to be $13,913,302.

We have also added the following disclosure in Footnote 4 to the pro forma Balance Sheet on page 75 of Amendment No. 8 in order to provide additional clarity on the difference between the precise amount in the Capitalization section and the rounded amount in the Balance Sheet: “The amount of Cash and cash equivalents under the column “Combined Total” of $13,915 differs from the cash and cash equivalents total of $13,913,302 in the Capitalization section on page 65 due to the effect of rounding.”

3. The last paragraph on page 66 discussing your capitalization states that the "Pro Forma totals above differ to the respective Combined Totals in the pro forma Balance Sheet in the Selected Combined and Consolidated Financial Data section due to inclusion in the pro forma Balance Sheet of the effect of the sale of ordinary shares in this offering." The third bullet on page 65 states that the capitalization table sets forth your "cash and cash equivalents and your total capitalization as of June 30, 2021 adjusted to reflect the sale of 7,272,727 ordinary shares in this offering, at an assumed initial public offering price of $5.50 per ordinary share, after deducting the underwriting discounts and commissions and estimated offering expenses." Please revise to eliminate these inconsistent disclosures.

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Response: We have amended the language in Amendment No. 8 to eliminate the referenced inconsistent disclosures by removing the following statements:

●	On page 66 of Amendment No. 8 we have removed the following sentence: “The Pro Forma totals above differ to the respective Combined Totals in the pro forma Balance Sheet in the Selected Combined and Consolidated Financial Data section due to inclusion in the pro forma Balance Sheet of the effect of the sale of ordinary shares in this offering."
●	On page 74 of Amendment No. 8 (immediately following the pro forma Balance Sheet) we have removed the following sentence: “The Pro Forma totals in the Capitalization section differ to the respective Combined Totals in the pro forma Balance Sheet above due to inclusion in the pro forma Balance Sheet of the effect of the sale of ordinary shares in this offering.”

Dilution, page 67

4. Your disclosure states that your pro forma net tangible book value of the Pre-IPO Group plus the IPO Acquisitions as of June 30, 2021 was $21,459,087, and without taking into account any other changes in pro forma net tangible book value after June 30, 2021, other than to give effect to 6-for-1 share split and the sale of the ordinary shares offered in this offering at the assumed initial public offering price of $5.50 per ordinary share and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by you, your pro forma as adjusted net tangible book value as of June 30, 2021 would have been approximately $21,459,087. Please explain why the tangible book value of the Pre-IPO Group plus the IPO Acquisitions and the tangible book value after giving effect to 6-for-1 share split and the sale of the ordinary shares offered in this offering are the same amount.

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Response: The Staff’s comment is duly noted. We have amended the disclosures on page 67 of Amendment No. 8 with regards to the following items:

●	The net tangible book value of the Pre-IPO Group as of June 30, 2021 after giving effect to the 6-for-1 share split, was $5,212,093 as stated.
●	The reference to net tangible book value of the Pre-IPO Group plus the IPO Acquisitions previously shown is not relevant as the IPO Acquisitions are included in the “pro forma as adjusted”, as they close with the IPO. This amount was shown as $21,459,087 and has been removed.
●	The pro forma as adjusted net tangible book value as of June 30, 2021 after giving effect to (i) the shares to be issued with respect to the closing of the IPO Acquisitions, (ii) the sale of the ordinary shares in this offering, and (iii) the deduction of the underwriting discounts and commissions and estimated offering expenses payable by the Company, should be $15,260.466. This has now been corrected.

5. Please reconcile your pro forma net tangible book value at June 30, 2021 of $21,459,087 to the amounts presented in your pro forma balance sheet presented on page 73.

Response: As per our response to comment 4 above, the “pro forma net tangible book value” amount has been removed since it will be included in the “pro forma as adjusted net tangible book value” amount. We have amended the disclosures on pages 67 and 68 of Amendment No. 8 to add a table which explains the calculation of pro forma as adjusted net tangible book value as of June 30, 2021 and how this amount reconciles to our pro forma balance sheet presented on page 73, allowing for rounding differences.

6. Please explain how you calculated or determined the dilution amount to shareholders in the offering of $.34 per share. This amount should be the difference between the price paid by investors in the offering and your net tangible book value per share after giving effect to the offering and related use of proceeds. Please advise or revise as appropriate.

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Response: The Staff’s comment is duly noted. The disclosures in the Dilution section on page 67 of Amendment No.8 have been amended to reflect that the dilution amount to shareholders in the offering is $4.90. This is calculated as the difference between the price paid by investors in the offering ($5.50) and our pro forma as adjusted net tangible book value per share of $0.60.

Further Company Information

University of Antelope Valley

Material Terms of the Stock Purchase Agreement with University of Antelope Valley, page 198

7. Please update your disclosure on page 198 to indicate that the IPO deadline/terms of the Stock Purchase Agreement with UAV was extended to March 31, 2022.

Response: The disclosure on page 197 of Amendment No. 8 has been amended to reflect that the Stock Purchase Agreement with UAV has been extended to March 31, 2022.

General

8. We note the Free Writing Prospectus filed February 25, 2022 includes information that was previously contained in your prior prospectus, on which we commented and you removed from and/or revised in the prospectus, including the statement that GeniusU is an "Amazon for Education," the graphic that states you reach 200 countries, the graphic that references your "100 Year Curriculum," and the modification of the "Our Genius Curriculum" graphic to indicate the contribution from the particular pre-IPO companies and IPO Acquisition companies. Discontinue the use of the FWP and provide us with your analysis regarding how you will address these deficiencies.

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Response: As requested by the Staff, the Company and the underwriters immediately discontinued the use of the original FWP. The Company will make the necessary changes to the FWP so that it properly reflects the language in Amendment No. 8. The Company intends to file and recirculate a revised FWP to each recipient of the original FWP when it recirculates the revised preliminary prospectus included in Amendment No. 8. The Company believes that the filing and recirculation of the revised FWP to its prior recipients addresses the deficiencies.

We thank the Staff for its review of the foregoing and Amendment No. 8. We appreciate the Staff’s support in expediting the review process. If you have further comments, please feel free to contact our counsel, Benjamin S. Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Roger James Hamilton

Roger James Hamilton, CEO

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